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August 13, 1999


                                                                    CONFIDENTIAL
                                                                    ------------

VIA FACSIMILE
-------------

Mr. Robert A. Christensen
P.O. Box 1839
Hutchinson, Kansas  67504-1839

Re:  Petroglyph Energy, Inc. ("Petroglyph")
     -------------------------------------

Dear Mr. Christensen:

     Intermountain Industries, Inc. or its designee ("Industries") hereby offers to purchase, at a price per share of $3.00, all the shares of common stock issued and outstanding in your name, that is 96,043 shares (the "Shares"), of Petroglyph's issued and outstanding common stock. This offer is contingent on satisfaction of the following conditions precedent:

1. Petroglyph shall have acquired or entered into a binding agreement to acquire at a price not to exceed $6.9 million from the Williams Cos., Inc. or its affiliate ("Williams") all of the Williams right title and interest in the Antelope Creek Properties, that is, the interest in such properties not currently owned by Petroglyph;

2. Completion of customary due diligence to the satisfaction of Industries, including but not limited to the satisfactory review of all SEC filings, financial statements and minutes of shareholders, directors, and board committees since December 31, 1998, together with all subsequent monthly financial statements and filings made with the SEC;

3. The absence of any material, adverse change in Petroglyph's financial condition or operations since December 31, 1998, through Closing;

4. Approval of Industries board of directors;

5. Concurrent consummation of the transactions contemplated by that certain letter agreement dated July 29, 1999 among Industries and Albin Income Trust, Kenneth A, Hersh, R. Gamble Baldwin, John S. Foster, Bruce B. Selkirk, III, Natural Gas Partners, L.P., Natural Gas Partners II, L.P., and Natural Gas Partners III, L.P. (collectively, the "NGP Selling Shareholders");

6. Satisfaction or waiver of the pro-rata sale rights set forth in the Stockholders Agreement dated August 22, 1997



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("Stockholders  Agreement")  among  Petroglyph,  yourself,  the NGP Selling
Shareholders, Robert Murdock and S. Kennard Smith, and termination of the Stockholders Agreement upon completion of the transfer of the Shares at the Closing; and

7. The following Petroglyph directors will tender their resignations as directors effective at Closing: David R. Albin, Kenneth A. Hersh and yourself.

     "Closing" will occur in Boise, Idaho, upon the satisfaction of all the conditions precedent and concurrently with the transfer of the Shares to Industries pursuant to the terms of formal documentation to be developed by the parties. Among other things, such formal documentation will: (i) include evidence (including but not limited to the opinion of legal counsel, which opinion and counsel are acceptable to Industries) of the Selling Shareholders' due authorization of the sale of the Shares and the legal right to sell the Shares to Industries free and clear of all liens, claims and encumbrances (other than restrictions on transfer of the Shares arising under securities laws); (ii) include the Selling Shareholders' representations and warranties that they have no actual knowledge, after having conducted reasonable inquiry in the circumstances, that (A) Petroglyph's SEC filings are incomplete and misleading,
(B) since December 31, 1998, Petroglyph's operations have materially changed from the pattern of its operations prior to that date in terms of indebtedness or material contracts, and (C) since December 31, 1998, Petroglyph's capitalization has materially changed from its capitalization prior to that date in terms of classes of stock, warrants, stock options and other stock rights that could affect the acquisition of voting control by Industries; and (iii) contain such other customary or appropriate representations, covenants, warranties and assurances as Industries may reasonably require.

     Industries also acknowledges that absent a waiver from the other parties to the Stockholders Agreement (i.e., Robert Murdock and S. Kennard Smith), you are obligated to refrain from the sale of the Shares until such other parties are afforded an opportunity to participate in such sale on a pro-rata basis. Industries agrees that to the extent required under the Stockholders Agreement, it will extend to such other parties to the Stockholders Agreement, an offer to purchase shares of Petroglyph on the same terms, and subject to the foregoing conditions precedent. It is understood that if such other parties to the Stockholders Agreement exercise their pro-rata sale rights.

     Industries may, but will not be obligated to, purchase an aggregate number of shares of Petroglyph in excess of that contemplated herein, but that if Industries does not elect to purchase more shares, the Selling Shareholders would be required to reduce the number of shares to be sold hereunder to



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accommodate sales by the parties who exercise their pro-rata sale rights.

     If the Closing of the purchase of the Shares does not occur on or before August 20, 1999, unless such date is extended in writing by Industries and the Selling Shareholders, then this letter agreement shall terminate without any further obligation on the part of any of the parties hereto.


                   [Balance of page intentionally left blank;
                            signature page follows.]



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     This offer may only be accepted by executing and returning to the undersigned by fax a signed counterpart of this letter received at the fax number indicated above not later than Friday, August 13, 1999. This offer may be withdrawn at any time before it has been accepted and it will expire without further action if not accepted before August 13, 1999.


INTERMOUNTAIN INDUSTRIES, INC.


By: /s/ William C. Glynn
    ------------------------------
    William C. Glynn, President



Accepted this 13th day of August, 1999.


    /s/ Robert C. Christensen
    ------------------------------
    Robert C. Christensen